Management’s Discussion and Analysis

Management’s discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months and six months ended June 30, 2006 and 2005 has been prepared based on information available to the Company as of July 31, 2006. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three-month and six-month periods ended June 30, 2006 and 2005, and in conjunction with MD&A for the year ended December 31, 2005. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

The Company is in the development stage with the majority of its expenditures being made on the Cerro San Pedro gold and silver project, all of which have been capitalized. The Company does not have any revenue from operations. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses, and other non-cash expenses.

Financial Results of Operations

Second Quarter 2006 Compared to Second Quarter 2005

The Company reported net income of $0.01 million ($0.00 per share) for the three months ended June 30, 2006 as compared to a loss of $0.99 million ($0.01 per share) for the three months ended June 30, 2005. The increase in net income of $1.00 million in the current period was primarily due to a $1.54 million increase in foreign exchange gains on cash balances held in Canadian dollars. The increase in foreign exchange gain in the current period was partially offset by an increase in general and administrative expenses of $0.21 million in the current period, primarily resulting from an increase in bonus payments to employees totaling $0.09 million, and an increase in Sarbanes-Oxley compliance costs totaling $0.16 million. In addition, stock-based compensation expense increased by $0.35 million in the current period due principally to stock option grants of 930,000 in the current period versus 150,000 in the preceding period.

Year to Date 2006 Compared to Year to Date 2005

The Company reported a loss of $0.36 million ($0.00 per share) for the six months ended June 30, 2006 as compared to a loss of $1.72 million ($0.02 per share) for the six months ended June 30, 2005. The decrease in loss of $1.36 million in the current period principally resulted from a $1.85 million increase in foreign exchange gains on cash balances held in Canadian dollars. The increase in foreign exchange gain in the current period was partially offset by an increase in general and administrative expenses of $0.30 million in the current period, primarily resulting from an increase in bonus payments to employees in the second quarter of 2006 totaling $0.09 million and an increase in Sarbanes-Oxley compliance costs totaling $0.20 million.

Summary of Quarterly Results

The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

	2006		2005
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	9,199	(367,005)	15,202	9,663,769
Basic net income (loss) per share	0.00	(0.00)	0.00	0.12
Diluted net income (loss) per share	0.00	(0.00)	0.00	0.12

	2005		2004
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(993,277)	(726,896)	1,582,433	1,649,917
Basic net income (loss) per share	(0.01)	(0.01)	0.02	0.02
Diluted net income (loss) per share	(0.01)	(0.01)	0.01	0.02

The quarterly net income (loss) volatility principally results from foreign exchange gains and losses on cash balances held in Canadian dollars. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million due to Falconbridge Limited’s ("Falconbridge") $10 million payment on the El Morro project.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $5.42 million for the three months ended June 30, 2006 as compared to a decrease in cash and cash equivalents of $2.49 million for the three months ended June 30, 2005. The $2.93 million increase in 2006 cash outflows is primarily due to an increase in cash expenditures on construction activities at the Cerro San Pedro project in the current period totaling $4.08 million, which was partially offset by an increase in unrealized foreign exchange gains on Canadian dollar cash balances in the current period totaling $1.08 million. Project development activities at the Cerro San Pedro project during the current period include construction of the leach pad, solution ponds, haul road tunnel, process plant foundation and pre-stripping in the pit area.

The Company’s cash and cash equivalents decreased by $9.30 million for the six months ended June 30, 2006 as compared to a decrease in cash and cash equivalents of $4.20 million for the six months ended June 30, 2005. The $5.10 million increase in 2006 cash outflows principally results from an increase in payments for construction activities at the Cerro San Pedro project totaling $7.06 million due to commencement of project construction in February 2006. Expenditures on the Cerro San Pedro project were partially offset by an increase in unrealized foreign exchange gains on Canadian dollar cash balances in the current period totaling $1.39 million, and an increase in proceeds from the exercise of stock options in the current period totaling $0.63 million.

The Company had working capital of $30.62 million at June 30, 2006 as compared to working capital of $42.32 million at December 31, 2005. The $11.70 million decrease in working capital primarily results from accrual basis additions totaling $13.04 million to mineral properties, plant and equipment on the Company’s exploration and development projects, principally the Cerro San Pedro project.

The Company held Canadian dollar cash and cash equivalents totaling Cdn$22.89 million at June 30, 2006.

Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $29,475 during the six months ended June 30, 2006.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company incurred consulting fees pursuant to this agreement totaling $37,500 during the six months ended June 30, 2006. In addition, the Company paid a bonus to the director totaling $45,000 in June 2006.

Outstanding Share Data

As of July 31, 2006, the Company had one class of common shares with a total of 84,053,920 common shares outstanding. The Company has 19,330,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of July 31, 2006 total 3,019,000 and are exercisable for common shares at prices ranging from Cdn$1.20 per share to Cdn$3.67 per share.

Corporate Outlook

In February 2006, the Company commenced construction of its Cerro San project in Mexico. The initial capital cost to build the mine is projected to be $29.1 million, with a total capital cost of $34.3 million over the life of the mine. The Company intends to proceed with construction of the process plant and related facilities while it awaits a legal resolution to the restriction on its explosives permit discussed below. It is anticipated that construction of the process plant and related project facilities will be completed by the end of 2006.

In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owed by Ejido Cerro de San Pedro as a result of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas for the Cerro San Pedro project. This lawsuit is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. In the event that the explosives restriction is not removed in a timely manner, or if the legal action is not resolved in favor of SEDENA, the Company’s ability to produce ore from the mine area will be further delayed.

At the La Fortuna deposit area of the El Morro project, Falconbridge has completed a 75-hole, 27,691 meter drilling program, and is working on a 1,150 meter decline. Falconbridge has informed the Company that it intends to complete a prefeasibility study for the La Fortuna deposit by the end of 2006. The estimated cost of the prefeasibility study, including the drilling program and decline, is estimated by Falconbridge to be $40 million, all of which will be borne by Falconbridge.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks as those described under "Item 3. Key Information, D) Risk Factors" in the Company’s Annual Report on Form 20-F. Readers are encouraged to give careful consideration to these risk factors which include: risks associated with the Company’s history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Refer to "Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status" and " – Surface and Water Rights Acquisition" and "Item 8. Financial Information, A) Consolidated Financial Statements and Other Financial Information – Legal Proceedings" in the Company’s most recent Annual Report on Form 20-F for details of current legal actions pending.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Item 3. Key Information, D) Risk Factors" in the Company’s most recent Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.